SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 11-K



(Mark One)

(x)                     ANNUAL   REPORT   PURSUANT  TO  SECTION   15(d)  OF  THE
                        SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                        For the fiscal year ended DECEMBER 31, 1998


                                       OR


( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                        For the transition period from ___________ to __________

                        Commission file number ____________________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                    WHEELING-PITTSBURGH STEEL CORPORATION
                                    401(K) RETIREMENT SAVINGS PLAN
                                    1134 MARKET STREET
                                    WHEELING, WV  26003


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    WHX CORPORATION
                                    110 EAST 59TH ST.
                                    NEW YORK, NY  10022

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION
DECEMBER 31, 1998 AND 1997

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 1998 AND 1997
INDEX
--------------------------------------------------------------------------------


                                                                         PAGE

Report of Independent Accountants                                         1


Financial Statements:

     Statements of Net Assets Available for Plan Benefits
       With Fund Information - December 31, 1998                          2

     Statements of Net Assets Available for Plan Benefits
       With Fund Information - December 31, 1997                          3

     Statement of Changes in Net Assets Available for Plan Benefits
       With Fund Information - Year Ended December 31, 1998               4

     Statement of Changes in Net Assets Available for Plan Benefits
       With Fund Information - Year Ended December 31, 1997               5

     Notes to Financial Statements                                        6


Additional Information:

     Schedule of Assets Held for Investment Purposes                 Schedule I

     Schedule of Reportable Transactions                             Schedule II

     Schedule of Loans or Fixed Income Obligations in Default       Schedule III

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Plan Administrator of the Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan (the
Plan) as of December 31, 1998 and December 31, 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule I-Assets Held for Investment Purposes, Schedule II-Schedule of Reportable Transaction and Schedule III-Schedule of Loans or Fixed Income Obligations in Default are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

June 3,1999

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION DECEMBER 31, 1998


                                                                                 PARTICIPANT DIRECTED


                                                                                   MUTUAL FUNDS

                                                 COLLECTIVE       IDS SELECTIVE     IDS MUTUAL  IDS NEW          IDS STOCK
                                                 INCOME FUND II   FUND              FUND        DIMENSION FUND   FUND

           ASSETS
Investments, at fair value (Note 4)              $ 2,408,453      $ 1,631,173      $ 4,037,969    $13,548,611  $ 5,197,994
Cash and cash equivalents                             17,823           11,894           27,282         81,777       33,648
Interfund receivable/(payable)                         1,388            1,298            2,842          6,196        2,112
                                                 -----------      -----------      -----------    -----------  -----------
receivable/(payable)/receivable
           Total assets                          $ 2,427,664      $ 1,644,365      $ 4,068,093    $13,636,584  $ 5,233,754
                                                 -----------      -----------      -----------    -----------  -----------

           LIABILITIES
    Contribution refunds payable (Note 2)              5,641            3,821            9,452         31,684       12,161
                                                 -----------      -----------      -----------    -----------  -----------
           Total liabilities                           5,641            3,821            9,452         31,684       12,161
                                                 -----------      -----------      -----------    -----------  -----------

    Net assets available for plan benefits       $ 2,422,023      $ 1,640,544      $ 4,058,641    $13,604,900  $ 5,221,593
                                                 -----------      -----------      -----------    -----------  -----------


                                                                 PARTICIPANT DIRECTED        NON-PARTICIPANT
                                                                                             DIRECTED

                                                                 MUTUAL FUNDS

                                                   AIM CONSTEL- TEMPLETON       PARTICIPANT  WPC COMMON
                                                   LATION FUND  FOREIGN FUND    LOANS        STOCK FUND    TOTAL

           ASSETS
Investments, at fair value (Note 4)                $   817,665  $   456,326  $   473,610  $ 2,965,923  $31,537,724
Cash and cash equivalents                               10,723        5,873        3,279       74,011      266,310
Interfund receivable/(payable)                             153          118      (14,107)       -             -
                                                   -----------  -----------  -----------  -----------  -----------
receivable/(payable)/receivable
           Total assets                            $   828,541  $   462,317  $   462,782  $ 3,039,934  $31,804,034
                                                   -----------  -----------  -----------  -----------  -----------

           LIABILITIES
    Contribution refunds payable (Note 2)                1,925        1,074         --           --         65,758
                                                   -----------  -----------  -----------  -----------  -----------
           Total liabilities                             1,925        1,074         --           --         65,758
                                                   -----------  -----------  -----------  -----------  -----------

    Net assets available for plan benefits         $   826,616  $   461,243  $   462,782  $ 3,039,934  $31,738,276
                                                   -----------  -----------  -----------  -----------  -----------


   The accompanying notes are an integral part of these financial statements.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION DECEMBER 31, 1997


                                                         PARTICIPANT DIRECTED

                                                             MUTUAL FUNDS

                                        COLLECTIVE                             IDS NEW
                                        INCOME FUND  IDS SELEC-   IDS MUTUAL   DIMENSION
                                        II           TIVE FUND    FUND         FUND

          ASSETS
Investments, at fair value (Note 4)     $ 2,079,071  $ 1,409,589  $ 3,659,765  $10,199,525
Cash and cash equivalents                    16,939       11,941       26,917       74,107
Interfund/receivable(payable)                 1,479          998        1,892        4,796
                                        -----------  -----------  -----------  -----------
          Total assets                  $ 2,097,489  $ 1,422,528  $ 3,688,574  $10,278,428
                                        -----------  -----------  -----------  -----------

          LIABILITIES
 Contribution refunds payable (Note 2)        7,816        5,301       13,745       38,301
                                        -----------  -----------  -----------  -----------
          Total liabilities                   7,816        5,301       13,745       38,301
                                        -----------  -----------  -----------  -----------

Net assets available for plan benefits  $ 2,089,673  $ 1,417,227  $ 3,674,829  $10,240,127
                                        ===========  ===========  ===========  ===========

                                                                 PARTICIPANT DIRECTED          NON-PARTICIPANT
                                                                                               DIRECTED

                                                                    MUTUAL FUNDS


                                         IDS STOCK    AIM CONSTEL-  TEMPLETON     PARTICIPANT  WPC COMMON
                                         FUND         LATION FUND   FOREIGN FUND  LOANS        STOCK FUND     TOTAL

          ASSETS
Investments, at fair value (Note 4)      $ 4,060,886  $   556,154  $   433,510  $   386,597   $ 3,292,773  $26,077,870
Cash and cash equivalents                     31,848        9,784        5,487       11,058        69,007      257,088
Interfund/receivable(payable)                  1,799           81           13      (11,058)         --           --
                                         -----------  -----------  -----------  -----------   -----------  -----------
          Total assets                   $ 4,094,533  $   566,019  $   439,010  $   386,597   $ 3,361,780  $26,334,958
                                         -----------  -----------  -----------  -----------   -----------  -----------

          LIABILITIES
 Contribution refunds payable (Note 2)        15,258        2,109        1,636         --            --         84,166
                                         -----------  -----------  -----------  -----------   -----------  -----------
          Total liabilities                   15,258        2,109        1,636         --            --         84,166
                                         -----------  -----------  -----------  -----------   -----------  -----------

Net assets available for plan benefits   $ 4,079,275  $   563,910  $   437,374  $   386,597   $ 3,361,780  $26,250,792
                                         ===========  ===========  ===========  ===========   ===========  ===========


The accompanying notes are an integral part of these financial statements.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
PLAN BENEFITS WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1998


                                                        PARTICIPANT DIRECTED

                                                            MUTUAL FUNDS

                                         COLLECTIVE      IDS SELECTIVE  IDS MUTUAL    IDS NEW         IDS STOCK      AIM CONSTEL-
                                         INCOME FUND II  FUND           FUND          DIMENSION FUND  FUND           LATION FUND
      ADDITIONS:
  Investment income:
Net appreciation/(depreciation) in fair
 value of investments                    $    130,361   $     15,353   ($   190,678)  $  2,178,057   $    399,511   $    104,398

Interest and dividends                           --          102,282        542,088        774,327        425,234         20,223
                                         ------------   ------------   ------------   ------------   ------------   ------------
                                         $    130,361   $    117,635   $    351,410   $  2,952,384   $    824,745   $    124,621
                                         ------------   ------------   ------------   ------------   ------------   ------------
    Contributions:
Participant contributions                     234,190        157,626        399,596      1,103,518        478,037        148,604
Employer contributions                           --             --             --             --             --             --
Participant rollovers                             134         15,076         16,663         38,053         13,004          5,138
                                         ------------   ------------   ------------   ------------   ------------   ------------
                                              234,324        172,702        416,259      1,141,571        491,041        153,742
Interfund transfers                           158,017         67,968        (95,030)       269,415        129,641         41,285
                                         ------------   ------------   ------------   ------------   ------------   ------------
     Total additions                     $    522,702   $    358,305   $    672,639   $  4,363,370   $  1,445,427   $    319,648
                                         ------------   ------------   ------------   ------------   ------------   ------------
     DEDUCTIONS:
Participant benefits paid                     178,144        119,097        269,880        943,334        281,512         51,309
Participant contribution refunds                5,641          3,821          9,452         31,684         12,161          1,925
                                         ------------   ------------   ------------   ------------   ------------   ------------
     Total deductions                    $    183,785   $    122,918   $    279,332   $    975,018   $    293,673   $     53,234
                                         ------------   ------------   ------------   ------------   ------------   ------------
     LOAN ACTIVITY:
Loans to participants                         (27,540)       (29,312)       (45,579)      (110,831)       (35,863)        (5,883)
Repayments on loans                            20,973         17,242         36,084         87,252         26,427          2,175
                                         ------------   ------------   ------------   ------------   ------------   ------------
     Net loan activity                         (6,567)       (12,070)        (9,495)       (23,579)        (9,436)        (3,708)
                                         ------------   ------------   ------------   ------------   ------------   ------------
Net increase(decrease)                        332,350        223,317        383,812      3,364,773      1,142,318        262,706
Net assets at beginning of year          $  2,089,673   $  1,417,227   $  3,674,829   $ 10,240,127   $  4,079,275   $    563,910
                                         ------------   ------------   ------------   ------------   ------------   ------------
Net assets at end of year                $  2,422,023   $  1,640,544   $  4,058,641   $ 13,604,900   $  5,221,593   $    826,616
                                         ============   ============   ============   ============   ============   ============

                                                PARTICIPANT DIRECTED     NON-PARTICIPANT
                                                                         DIRECTED
                                                  MUTUAL FUNDS

                                           TEMPLETON        PARTICIPANT  WPC COMMON
                                           FOREIGN FUND     LOANS        STOCK FUND        TOTAL
      ADDITIONS:
  Investment income:
Net appreciation/(depreciation) in fair
 value of investments                     ($    66,122)          --     ($   461,399)  $  2,109,481

Interest and dividends                          48,775         40,097           --        1,953,026
                                          ------------   ------------   ------------   ------------
                                          ($    17,347)  $     40,097   ($   461,399)  $  4,062,507
                                          ------------   ------------   ------------   ------------
    Contributions:
Participant contributions                       84,832           --             --        2,606,403
Employer contributions                            --             --          984,253        984,253
Participant rollovers                            2,636           --             --           90,704
                                          ------------   ------------   ------------   ------------
                                                87,468           --          984,253      3,681,360
Interfund transfers                             28,751           --         (600,047)            ~-
                                          ------------   ------------   ------------   ------------
     Total additions                      $     98,872   $     40,097   ($    77,193)  $  7,743,867
                                          ------------   ------------   ------------   ------------
     DEDUCTIONS:
Participant benefits paid                       69,243         33,453        244,653      2,190,625
Participant contribution refunds                 1,074        ~~~~~~-         ~~~~~-         65,758
                                          ------------   ------------   ------------   ------------
     Total deductions                     $     70,317   $     33,453   $    244,653   $  2,256,383
                                          ------------   ------------   ------------   ------------
     LOAN ACTIVITY:
Loans to participants                           (5,692)       260,700           --             --
Repayments on loans                              1,006       (191,159)          --             --
                                          ------------   ------------   ------------   ------------
     Net loan activity                          (4,686)        69,541           --             --
                                          ------------   ------------   ------------   ------------
Net increase(decrease)                          23,869         76,185       (321,846)     5,487,484
Net assets at beginning of year           $    437,374   $    386,597   $  3,361,780   $ 26,250,792
                                          ------------   ------------   ------------   ------------
Net assets at end of year                 $    461,243   $    462,782   $  3,039,934   $ 31,738,276
                                          ============   ============   ============   ============

The accompanying notes are an integral part of these financial statements.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1997

                                                                                     PARTICIPANT DIRECTED

                                                                                         MUTUAL FUNDS

                                          COLLECTIVE     IDS SELECTIVE  IDS MUTUAL     IDS NEW         IDS STOCK     AIM CONSTEL-
                                          INCOME FUND II FUND           FUND           DIMENSION FUND  FUND          LATION FUND
      ADDITIONS:
Investment income:
Net  change in fair value of investments  $    117,911   $     11,797   $     40,614   $  1,170,035   $    208,146   ($    10,753)
Interest and dividends                               1         97,412        524,228        761,592        561,576         39,991
                                          ------------   ------------   ------------   ------------   ------------   ------------
                                          $    117,912   $    109,209   $    564,842   $  1,931,627   $    769,722   $     29,238
                                          ------------   ------------   ------------   ------------   ------------   ------------
  Contributions:
Participant contributions                      272,347        175,738        417,598      1,022,902        446,319        112,265
Employer contributions                            --             --             --             --             --             --
Participant rollovers                            8,594         12,519        124,798          2,362        122,571         11,467
                                          ------------   ------------   ------------   ------------   ------------   ------------
                                               280,941        188,257        542,396      1,025,264        568,890        123,732
Interfund transfers                           (146,851)      (102,609)      (130,760)       276,949         51,542        180,783
                                          ------------   ------------   ------------   ------------   ------------   ------------
        Total additions                   $    252,002   $    194,857   $    976,478   $  3,233,840   $  1,390,154   $    333,753
                                          ------------   ------------   ------------   ------------   ------------   ------------
        DEDUCTIONS:
Participant benefits paid                       78,894        113,585        205,318        467,500        182,670          1,899
Participant contribution refunds                 7,816          5,301         13,745         38,301         15,258          2,109
                                          ------------   ------------   ------------   ------------   ------------   ------------
      Total deductions                    $     86,710   $    118,886   $    219,063   $    505,801   $    197,928   $      4,008
                                          ------------   ------------   ------------   ------------   ------------   ------------
      LOAN ACTIVITY:
Loans to participants                          (27,367)       (16,648)       (66,990)      (133,141)       (43,262)        (3,455)
Repayments on loans                             30,816         15,370         35,217         55,321         23,193            712
                                          ------------   ------------   ------------   ------------   ------------   ------------
      Net loan activity                          3,449         (1,278)       (31,773)       (77,820)       (20,069)        (2,743)
                                          ------------   ------------   ------------   ------------   ------------   ------------
      Net increase                             168,741         74,693        725,642      2,650,219      1,172,157        327,002
Net assets at beginning of year           $  1,920,932   $  1,342,534   $  2,949,187   $  7,589,908   $  2,907,118   $    236,908
                                          ------------   ------------   ------------   ------------   ------------   ------------
Net assets at end of year                 $  2,089,673   $  1,417,227   $  3,674,829   $ 10,240,127   $  4,079,275   $    563,910
                                          ============   ============   ============   ============   ============   ============

                                           PARTICIPANT DIRECTED         NON-PARTICIPANT
                                                                        DIRECTED
                                              MUTUAL FUNDS

                                           TEMPLETON     PARTICIPANT    WPC COMMON
                                           FOREIGN FUND  LOANS          STOCK FUND             TOTAL
      ADDITIONS:
Investment income:
Net  change in fair value of investments   ($    35,111)          --     $    964,040   $  2,466,679
Interest and dividends                           44,788         26,151           --        2,055,739
                                           ------------   ------------   ------------   ------------
                                           $      9,677   $     26,151   $    964,040   $  4,522,418
                                           ------------   ------------   ------------   ------------
  Contributions:
Participant contributions                        70,485           --             --        2,517,654
Employer contributions                             --             --          945,016        945,016
Participant rollovers                                54           --             --          282,365
                                           ------------   ------------   ------------   ------------
                                                 70,539           --          945,016      3,745,035
Interfund transfers                             187,885           --         (316,939)          --
                                           ------------   ------------   ------------   ------------
        Total additions                    $    268,101   $     26,151   $  1,592,117   $  8,267,453
                                           ------------   ------------   ------------   ------------
        DEDUCTIONS:
Participant benefits paid                         1,291         17,574         99,699      1,168,430
Participant contribution refunds                  1,636           --             --           84,166
                                           ------------   ------------   ------------   ------------
      Total deductions                     $      2,927   $     17,574   $     99,969   $  1,252,596
                                           ------------   ------------   ------------   ------------
      LOAN ACTIVITY:
Loans to participants                              (237)       291,100           --             --
Repayments on loans                                 173       (160,802)          --             --
                                           ------------   ------------   ------------   ------------
      Net loan activity                             (64)       130,298           --             --
                                           ------------   ------------   ------------   ------------
      Net increase                              265,110        138,875      1,492,418      7,014,857
Net assets at beginning of year            $    172,264   $    247,722   $  1,869,362   $ 19,235,935
                                           ------------   ------------   ------------   ------------
Net assets at end of year                  $    437,374   $    386,597   $  3,361,780   $ 26,250,792
                                           ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1998 AND 1997
NOTES TO FINANCIAL STATEMENTS


1.  PLAN FORMATION
    The Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan (the Plan) became effective July 1, 1990, and is intended to provide the opportunity for retirement savings for employees of the Wheeling-Pittsburgh Steel Corporation (the Corporation) not covered by a bargaining agreement.

2.  DESCRIPTION OF THE PLAN
    The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

    GENERAL
    The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code (IRC). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    PARTICIPANT CONTRIBUTIONS
    The Corporation deposits cash to the Plan based on deductions from the employees' monthly pretax-base pay and any periodic bonuses. Plan participants may elect to contribute 1 percent to 15 percent of their base earnings and periodic bonuses to the Plan. The sum of employer and employee contributions plus total contributions to the WPSC Salaried Employees' Pension Plan may not exceed 25% of a Participant's annual salary. Contributions vary according to the Participant's election and may be changed at the discretion of the employee. Participants may direct their contributions into various investment options as described below. This Plan is voluntary, and all contributions to the Plan are made by the employee on a pretax basis.

    PARTICIPANT ROLLOVERS
    Participant rollovers represent transfers of cash or other property from other qualified plans.

    EMPLOYER CONTRIBUTIONS
    The Corporation provides a matching contribution in the amount of 50 percent of the first 6 percent of employee pretax contributions in the form of WHX Corporation (WHX) common stock to the WPC Common Stock Fund. WHX is the parent of the Corporation. WHX common stock trades actively on a regulated exchange. Participant accounts are comprised of units of participation, as each unit of participation constitutes an undivided, pro-rata interest in all of the assets of the fund. The fair value of a unit of participation is calculated as the sum of the market value of all shares of WHX stock held in the fund, the value of all units of the cash fund held in the fund, plus income accruals, all divided by the outstanding units of the fund. The number of units constituting the fund will vary as amounts are invested in or withdrawn from the fund.

    CONTRIBUTION - REFUNDS
    At the end of each year, the Plan must meet a special annual IRC nondiscrimination test, in addition to the 25% limit as discussed in "Participant Contributions" above. To the extent that in applying this test certain employee's contributions are higher than the percentage allowed, these employees are refunded that portion of their yearly contribution. These refunds amounted to $65,758 for 1998 and $84,166 for 1997.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1998 AND 1997
NOTES TO FINANCIAL STATEMENTS

    PARTICIPANT ACCOUNTS
    Each participant's account is credited with the employee and applicable employer contributions and an allocation of the Plan earnings. Allocations of Plan earnings are based on participant's account balance as a percentage of the total account balance for the applicable investment option.

    VESTING
    All contributions plus actual earnings thereon are immediately vested, including company contributions.

    INVESTMENT OPTIONS
    Upon enrollment in the Plan, a participant may direct employee contributions in 5 percent increments to any of the following investment options:

    REGISTERED INVESTMENT COMPANIES
    Funds are invested in shares of registered investment companies, including the IDS Selective Fund, IDS Mutual Fund, IDS New Dimensions Fund, IDS Stock Fund, AIM Constellation Fund and the Templeton Foreign Fund.

    COMMON/COLLECTIVE TRUSTS
    Funds are invested in the American Express Trust Collective Income Fund II. The Trust primarily invests in insurance and bank investment contracts.

    TRANSFER RESTRICTION
    Participants may elect to transfer employer contributions out of the WPC Common Stock Fund to other investment funds under the Plan after 2 years have passed since the employer contribution was deposited into the Fund. Participants are prohibited from requesting a transfer to the WPC Common Stock Fund from other investments under the Plan.

    DISTRIBUTIONS TO PARTICIPANTS
    The Plan is designed to be a savings plan for retirement. As a result, participant access to funds is limited and is regulated by the federal government. There were no distributions to participants payable at December 31, 1998 or 1997.

    PARTICIPANT LOANS
    Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of 50 percent of the participant's account balance or $50,000. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans. The loans are secured by the balance in the participant's accounts and bear fixed interest at a rate of prime plus 1 percent at the time of loan inception. Interest rates on outstanding loans ranged from 7.00% to 10.00% at December 31, 1998. Participant repayment is usually within 5 years. Principal and interest is paid through monthly payroll deductions.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1998 AND 1997
NOTES TO FINANCIAL STATEMENTS


3.  SUMMARY OF ACCOUNTING POLICIES

    BASIS OF ACCOUNTING
    The Plan's financial statements are prepared on the accrual basis of accounting.

    INVESTMENT VALUATION AND INCOME RECOGNITION
    Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, and shares of common collective trusts are valued at the current market value of the underlying assets. The WPC common stock fund is valued at fair value which represents the net asset value of shares held by the Plan at year-end, which consists of the quoted market price of the underlying WHX Common Stock and money market funds. Participant loans are valued at cost, representing the amount loaned. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

    MEASUREMENT DATE
    Purchases and sales of securities are recognized on the settlement date.

    DIVIDENDS
    Dividends on mutual fund shares and on the Corporation's common stock are credited to each Participant's account, as appropriate, for shares or units held at the date of record.

    CONTRIBUTIONS
    All contributions are recorded in the period during which the Corporation makes payroll deductions from the Plan participant's earnings.

    PAYMENT OF BENEFITS
    Benefits are recorded when paid.

    USE OF ESTIMATES
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

    NET CHANGE IN FAIR VALUE OF INVESTMENTS
    This plan presents in the Statement of Changes in Net Assets Available for Plan Benefits with Fund Information the net change in fair value of investments which consists of realized gains/losses on securities sold during the year, income earned on the Collective Income Fund II and the WPC Common Stock Fund and the net appreciation/depreciation investments held as of the end of the year.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1998 AND 1997
NOTES TO FINANCIAL STATEMENTS

4.  INVESTMENTS
    The Plan's investments are held in trust by the American Express Trust Company. The following table presents the Plan's investments.


                                                                          DECEMBER 31,
                                                                        1998        1997
INVESTMENTS AT FAIR VALUE AS DETERMINED BY
  QUOTED MARKET PRICE:
       Mutual Funds:
           IDS Selective Fund, 175,887 and
             153,550 shares, respectively                           $ 1,631,173  $ 1,409,589

           IDS Mutual Fund, 310,041 and
             266,591 shares, respectively                             4,037,969    3,659,765

           IDS New Dimensions Fund, 469,704 and
             427,438 shares, respectively                            13,548,611   10,199,525

           IDS Stock Fund, 195,047 and 166,525 shares,
             respectively                                             5,197,994    4,060,886

           AIM Constellation Fund, 26,791 and 21,082 shares,
                   respectively                                         817,665      556,154

                 Templeton Foreign Fund, 54,389 and 43,569 shares,
                   respectively                                         456,326      433,510

       Collective Trust Funds:
           American Express Trust Collective Income
             Fund II, 130,596 and 119,528 shares,
             respectively                                             2,408,453    2,079,071
                                                                    -----------  -----------

       Total investments at fair value as determined
        by quoted market price                                       28,098,191   22,398,500
                                                                    -----------  -----------

INVESTMENTS AT FAIR VALUE:
           WPC Common Stock Fund, 550,162
             and 520,185 shares, respectively                         2,965,923    3,292,773
                                                                    -----------  -----------

                 Total investments                                  $31,064,114   25,691,273
                                                                    ===========  ===========

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1998 AND 1997
NOTES TO FINANCIAL STATEMENTS

5.  RELATED PARTY TRANSACTIONS
    Certain Plan investments are shares of mutual funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan does not pay fees for the investment management services provided by the trustee. These fees are paid by the company.

6.  PLAN TERMINATION
    Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants shall remain 100 percent vested in their accounts.

7.  TAX STATUS
    The Internal Revenue Service has determined and informed the Corporation by letter dated January 9, 1995, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
ADDITIONAL INFORMATION
SCHEDULE I - ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(A)
DECEMBER 31, 1998


------------------------------------------------------------------------------------------------------------------------------------

 IDENTITY OF ISSUER,BORROWER,      DESCRIPTION OF INVESTMENT INCLUDING
    LESSOR OR SIMILAR PARTY        MATURITY DATE, RATE OF INTEREST,
                                   COLLATERAL, PAR OR MATURITY VALUE                                                    CURRENT
                                                                                              COST                      VALUE

------------------------------------------------------------------------------------------------------------------------------------

American Express                  American Express Trust                                      $2,177,761                $2,408,453
  Trust Co.*                        Collective Income Fund II,
                                   130,596 shares

American Express                  IDS Selective Fund,                                         $1,609,491                $1,631,173
  Trust Co.*                      175,887 Class Y shares


American Express                  IDS Mutual Fund,                                            $4,065,060                $4,037,969
  Trust Co.*                       310,041 shares

American Express                  IDS New Dimensions Fund, 469,704                            $9,046,266               $13,548,611
  Trust Co.*                       Class Y shares

American Express                  IDS Stock Fund,                                             $4,378,827                $5,197,994
  Trust Co.*                        195,047 Class Y shares

AIM Management Group              AIM Constellation Fund                                      $  729,350                  $817,665
                                  26,791 shares

Franklin Templeton Group          Templeton Foreign Fund                                      $  552,315                  $456,326
                                  54,389 shares

WHX Corp. *                       WPC Common Stock Fund,                                      $3,252,530                $2,965,923
                                  550,162 shares

N/A                               Participant Loans, interest rates                           $  473,610                  $473,610
                                  from 7.00% to 10.00%
--------------------------------  -----------------------------------------------------------  ------------------------  -----------


* Indicates party-in-interest.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
ADDITIONAL INFORMATION
SCHEDULE II - SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(D)
YEAR ENDED DECEMBER 31, 1998


                                                                                                              CURRENT
                                                                                                              VALUE OF
                                                NUMBER                                                        ASSET ON        NET
                             DESCRIPTION           OF        PURCHASE        SELLING       COST OF          TRANSACTION     GAIN OR
     PARTY INVOLVED           OF ASSETS       TRANSACTIONS     PRICE          PRICE         ASSET              DATE          (LOSS)

American Express          IDS Mutual Fund
  Trust Co.                                        80        $1,057,014           -              -          $1,057,014          -

American Express          IDS Mutual Fund
  Trust Co.                                        58                -      $  488,134     $  448,487       $  488,134     $39,647

American Express          IDS New Dimensions
  Trust Co.  Fund                                 129        $2,637,524           -              -          $2,637,524          -

American Express          IDS New Dimensions
  Trust Co.Fund                                    76                -      $1,466,455     $  964,294       $1,466,455     $502,161

American Express          IDS Stock Fund
  Trust Co.                                       102        $1,205,644           -              -          $1,205,644          -

American Express          IDS Stock Fund
  Trust Co.                                        53                -      $  468,044     $  384,276       $  468,044     $83,768

American Express          American Express Trust
   Trust Co.              Income Fund II           86        $1,134,383           -                -        $1,134,383          -

American Express          American Express Trust
  Trust Co.Income Fund II                          62                -      $  935,393     $  813,184       $  935,393    $122,209

WHX Corporation           WPC Stock Fund           23        $1,083,487           -                -        $1,083,487          -

WHX Corporation           WPC Stock Fund           40                -      $1,925,454     $1,733,132       $1,925,454     $192,322

American Express          WPC Stock Fund
 Trust Co.                                         70        $1,684,439           -              -          $1,684,439          -

American Express          WPC Stock Fund          143                -      $1,644,783       $1,644,783     $1,644,783          -
Trust Co.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
ADDITIONAL INFORMATION
SCHEDULE III - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT - ITEM 27(B) DECEMBER 31, 1998


==================================  -----------------  ------------------------  -----------------------  --------------------------
IDENTITY AND ADDRESS OF OBLIGOR     ORIGINAL AMOUNT     PRINCIPAL PAID DURING     INTEREST PAID DURING        UNPAID BALANCE AT
                                        OF LOAN                 1998                      1998                    12/31/98
==================================  -----------------  ------------------------  -----------------------  --------------------------
Donna J. DelGuzzo                        1,400                   242                       82                         806
108 BettMar
St. Clairsville, OH  43950
------------------------------------------------------------------------------------------------------------------------------------
Geneviere D. Fisher                      4,000                   646                      273                       2,865
465 National Road
Wheeling, WV  26003
------------------------------------------------------------------------------------------------------------------------------------
David J. Stromp                          14,000                 1,728                     631                      12,272
107 Valuska Drive
Mingo Junction, OH  43938
------------------------------------------------------------------------------------------------------------------------------------
Judith A. Timko                          4,300                   530                      226                       3,770
136D Orchard Drive
St. Clairsville, OH  43950
------------------------------------------------------------------------------------------------------------------------------------
Robert C. Wheat, Jr.                     12,000                 2,552                     605                       9,448
44 Highland Ave.
West Alexandra, PA  15376
------------------------------------------------------------------------------------------------------------------------------------
James G. Bronchik                        1,300                   427                       19                        873
2531 Forest Lane
Madison, IN  47250
====================================================================================================================================

====================================================================================================================================
IDENTITY AND ADDRESS OF OBLIGOR       DETAILED DESCRIPTION OF LOAN             AMOUNT OF        AMOUNT OF INTEREST    COLLECTION
                                                                           PRINCIPAL OVERDUE          OVERDUE          PROCEDURES
------------------------------------------------------------------------------------------------------------------------------------
Donna J. DelGuzzo                     Date of origination: 07/31/97                23                    6                      -
108 BettMar                           Maturity date: 06/30/01
St. Clairsville, OH  43950            Interest rate: 9.5%
------------------------------------------------------------------------------------------------------------------------------------
Geneviere D. Fisher                   Date of origination: 04/30/97                61                   22                      -
465 National Road                     Maturity date: 03/31/01
Wheeling, WV  26003                   Interest rate: 9.25%
------------------------------------------------------------------------------------------------------------------------------------
David J. Stromp                       Date of origination: 06/30/98               296                   97                      -
107 Valuska Drive                     Maturity date; 11/30/01
Mingo Junction, OH  43938             Interest Rate: 9.5%
------------------------------------------------------------------------------------------------------------------------------------
Judith A. Timko                       Date of origination: 05/31/98                78                   30                      -
136D Orchard Drive                    Maturity date; 04/30/02
St. Clairsville, OH  43950            Interest Rate: 9.5%
------------------------------------------------------------------------------------------------------------------------------------
Robert C. Wheat, Jr.                  Date of origination: 05/31/98               376                   75                      -
44 Highland Ave.                      Maturity date; 10/31/00
West Alexandra, PA  15376             Interest Rate: 9.5%
------------------------------------------------------------------------------------------------------------------------------------
James G. Bronchik                     Date of origination: 09/30/98                43                   12                      -
2531 Forest Lane                      Maturity date; 02/28/99
Madison, IN  47250                    Interest Rate: 9.5%
====================================================================================================================================

                                   SIGNATURES



THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


      WHEELING-PITTSBURGH STEEL CORPORATION 401(K) RETIREMENT SAVINGS PLAN
                                 (Name of Plan)





Date: JUNE 30, 1999                             By: /s/ Paul J. Mooney
                                                    ---------------------------
                                                    Paul J. Mooney
                                                    Executive Vice President -
                                                    Chief Financial Officer
                                                    Wheeling-Pittsburgh Steel
                                                    Corporation
                                                    Retirement Committee

                       CONSENT OF INDEPENDENT ACCOUNTANTS






We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (no. 33-54801) of our report dated June 3,1999 appearing on Page 1 of the Annual Report of the Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan on Form 11-K for the year ended December 31, 1998.



/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Pittsburgh, PA
June 30, 1999